SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sandridge Energy, Inc.
(Name of Issuer)

common stock, par value $0.001 per share
(Title of Class of Securities)

80007P869
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 30, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on November 22, 2017 (the "Schedule 13D") by High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Partners Master Fund LP, Icahn Offshore LP, Icahn Partners LP, Icahn Onshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn (collectively, the "Reporting Persons"), with respect to the shares of common stock, par value $0.001 per share ("Shares"), of Sandridge Energy, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

On November 30, 2017, the Reporting Persons delivered a letter to the Issuer's board of directors, which states, among other things, that "you adopted a poison pill that is a complete travesty and represents a new low in corporate governance" and "it is clearly designed to prevent large shareholders from campaigning against the Bonanza transaction. Even more egregious is the fact that, while forcing large shareholders to remain silent and not allowing them to communicate with other shareholders, the pill explicitly allows the board and management to communicate with shareholders to attempt to persuade them of the merits of the transaction! Such actions would make a totalitarian dictator blush, yet you take them with a straight face and misrepresent the intentions of the pill by describing it as a "shareholder rights plan." We are not aware of a more insulting euphemism."

The letter also states: "First you promised shareholders that they would have the right to vote on whether they wanted to be diluted by the insane Bonanza acquisition. Now you have decided in your infinite wisdom that only you should be allowed to communicate with shareholders regarding the transaction. If large shareholders attempt to communicate with one another to oppose the transaction, they risk triggering the pill and suffering dilution infinitely worse than that promised by the Bonanza transaction."

The letter further states: "I have spent decades pioneering and refining the craft of what has come to be known as shareholder activism and my involvement with companies has resulted in the creation of close to a trillion dollars of value for shareholders. I have taken on companies such as Phillips Petroleum, U.S. Steel, Texaco, RJR Nabisco, Time Warner, Apple, eBay and many, many others, and have fought the good fight against some of the most powerful and politically connected lawyers, investment bankers, public relations personnel and lobbyists in the business, who were enlisted to guard the palace gates. In all that time, I have never seen transgressions against shareholder rights as bad as those the SandRidge board is now perpetrating. Your apparent disregard for any semblance of accountability to the owners of SandRidge reminds me of the medieval belief in the divine right of kings. Your approval of the Bonanza transaction and subsequent adoption of the dissent-stifling pill is a blatant insult to shareholders – especially considering James Bennett's history with SandRidge during a period of massive value destruction, including an ill-advised acquisition binge, a bankruptcy filing, Bennett presiding over a $90 million payout to the former CEO, and taking over $50 million in compensation for himself, all while the shareholders suffered. I fear that Bennett and the board are now trying to do it again."

A full copy of the letter is filed herewith as an exhibit and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1	Letter from the Reporting Persons to the Board of Directors of the Issuer, dated November 30, 2017.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2017

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 1 to Schedule 13D – Sandridge Energy, Inc.]